Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, No
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

TRADE SUBJECT TO NOTIFICATION

On 16 May 2007, in connection with Orkla's option programme, 15,000 options were exercised at a strike price of NOK 27.00.

A total of 8,928,010 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 1,400,000 underlying shares in the hedge-position related to the remaining 887,000 synthetic options of the cash bonus programme.

Orkla holds 10,877,125 of its own shares.

Orkla ASA
Oslo, 16 May 2007

Contact:
Siv M. Skorpen Brekke, Orkla Investor Relations,
Tel: +47 2254 4455